Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

PLNT Burger by PLNT Management Inc.
4827 Bethesda Ave
Bethesda, MD 20814
https://plntburger.com

Up to $1,234,977.66 in Non-Voting Common Stock at $27.18
Minimum Target Amount: $20,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: PLNT Burger by PLNT Management Inc.
Address: 4827 Bethesda Ave, Bethesda, MD 20814
State of Incorporation: DE
Date Incorporated: May 30, 2019

Terms:

Equity

Offering Minimum: $20,000.00 | 736 shares of Non-Voting Common Stock
Offering Maximum: $1,234,977.66 | 45,437 shares of Non-Voting Common Stock
Type of Security Offered: Non-Voting Common Stock
Purchase Price of Security Offered: $27.18
Minimum Investment Amount (per investor): $299.20

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>Investment Incentives & Bonuses*</u>

Loyalty Bonus

Bonus Shares: 25%

Description: "As a loyal PLNT Burger supporter, you're eligible for additional bonus shares."

Eligible for: previous investors, loyal customers, friends, and family.

Time-Based Perks | Early Bird (first 2 weeks)

Early Bird 1: Invest $1,000+ | 10% bonus shares

Early Bird 2: Invest $5,000+ | 15% bonus shares

Early Bird 3: Invest $10,000+ | 20% bonus shares

Early Bird 4: Invest $25,000+ | 25% bonus shares

Early Bird 5: Invest $50,000+ | 30% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,500+ between day 35-40 | 10% bonus shares

Flash Perk 2: Invest $2,500+ between day 60-65 | 10% bonus shares

Amount-Based Perks

Tier 1: Invest $500+ | 5% bonus shares

Tier 2: Invest $1,000+ | 7% bonus shares

Tier 3: Invest $5,000+ | 10% bonus shares

Tier 4: Invest $10,000+ | 12% bonus shares

Tier 5: Invest $25,000+ | 15% bonus shares

Tier 6: Invest $50,000+ | 20% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

PLNT Management Inc. will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $27.20 per share, you will receive 110 shares of Non-Voting Common Stock, meaning you'll own 110 shares for $2,720. Fractional shares will not be distributed, and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and Loyalty bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

The Company's Business

PLNT Management, Inc. ("PLNT Burger" or the "Company") operates plant-based fast-food restaurants designed to appeal to health-conscious and environmentally aware consumers. The Company offers a variety of chef-crafted, plant-based burgers, sides, and shakes, which the Company believes provide a delicious and more sustainable alternative to traditional fast food. According to a comparative analysis of plant-based vs. traditional beef production, plant-based options use up to 97% less water and generate 90% fewer greenhouse gases.

Business Model

PLNT Burger generates revenue through multiple sales channels, including standalone brick-and-mortar locations and compact kiosks located inside Whole Foods Market stores. The Whole Foods kiosk model enables the Company to scale efficiently with lower overhead costs compared to traditional restaurant models. PLNT Burger also leverages its proprietary app, loyalty program, and social media presence to build customer engagement and drive repeat business. The Company primarily targets health-conscious flexitarians and vegetarians, as well as environmentally conscious consumers seeking sustainable dining options.

Corporate Structure

PLNT Management, Inc. was originally formed as PLNT Management, LLC on May 30, 2019, in Delaware. On February 19, 2020, it was incorporated as PLNT Management, Inc., a Delaware corporation. The corporate structure includes several subsidiaries:

PLNT 145 FOURTH LLC: Managed the Union Square location (closed March 2023).

PLNT 1147 BROADWAY LLC: Operates the Nomad location.

PLNT 11W42 LLC: Operates the Bryant Park location which closed on 9/08/24.

PLNT OPERATIONS 1 LLC: Manages locations in Maryland (SSP, Rockville, Columbia).

PLNT OPERATIONS 3 LLC: Oversees locations in Pennsylvania (Wynnewood, Jenkintown), Virginia (Old Town, Tysons), Washington D.C. (South Capital, Florida), and Massachusetts (Dedham, INK).

PLNT INVESTMENT LLC: Created to facilitate founder investment.

PLNT 289 HARVARD LLC: Manages the Brookline, MA location currently under construction.

Corporate History

PLNT Burger launched its first location in collaboration with Whole Foods Market in 2019, leveraging the partnership to introduce compact kiosks that complement its standalone restaurant locations. Over five years, the Company has expanded to 12 locations across six states, with additional locations in development.

Disclosure of Tax Arrears and Payment Plans

PLNT Management, Inc. (the "Company"), including its associated entities and subsidiaries, has recently discovered that it was in arrears on various state taxes due to a lack of payment by prior leadership. This situation has resulted in the Company owing a total of $601,560.73 in back taxes as of August 7th, 2024.

To address this issue, the Company has proactively engaged with all relevant tax jurisdictions and has established payment plans to settle these outstanding amounts. The Company is committed to fulfilling these obligations and has been adhering to the agreed-upon payment schedules. The terms of these payment plans vary, with durations ranging from 3 to 39 months.

The Company does not intend to use any funds raised from this regulation crowdfunding offering to pay off these back taxes. The Company's current financial standing allows it to meet these payment obligations without the need for additional fundraising efforts. Regular tax payments, as well as the scheduled payments under the established plans, are being made consistently and in accordance with the agreements in place.

Potential investors are encouraged to consider this disclosure when making investment decisions. This disclosure is made in the interest of full transparency and to provide potential investors with a clear understanding of the Company's current financial obligations and its strategies for managing them.

Litigation Disclosure

Seth Goldman, a Director of PLNT Management, is also a member of the Board of Directors of Beyond Meat, Inc. In connection with his role at Beyond Meat, Mr. Goldman has been named as a defendant in certain stockholder derivative litigation actions. These actions are summarized as follows:

-In Re Beyond Meat, Inc. Stockholder Derivative Litigation (U.S. District Court, Central District of California, Lead Case No. 2:23-cv-05954): This case involves claims brought derivatively on behalf of Beyond Meat, Inc. against certain of its officers and directors, including Mr. Goldman.

-Gilardy v. Brown et al. (U.S. District Court, District of Delaware, Case No. 1:23-cv-01415): This case similarly involves derivative claims against certain Beyond Meat directors and officers, including Mr. Goldman.

Both matters are being defended by Latham & Watkins LLP, with local counsel in Delaware provided by Richards, Layton & Finger, P.A. Beyond Meat, Inc. is funding the defense costs for all named defendants, including Mr. Goldman. Further details regarding these cases are disclosed in Beyond Meat's filings with the U.S. Securities and Exchange Commission, including its Quarterly Report on Form 10-Q filed on May 9, 2024. There have been no material updates to the status of these cases since that filing.

Additionally, the Company has received a legal demand letter dated June 27, 2024, from Treehouse Law, LLP on behalf of Treasure Loudermilk, alleging that the labeling and marketing of the Company's Just Ice Tea, Honey Green Tea product is misleading. The Company denies these allegations and plans to defend against any claims aggressively, should they proceed to litigation.

Investors should be aware of these legal proceedings as part of their evaluation of the Company and Mr. Goldman's role as a Director. While the Company does not anticipate that these matters will directly impact its operations, no assurances can be provided regarding their ultimate resolution. Please see the Risk Factors section for how this may affect your investment.

Competitors and Industry

Industry

PLNT Burger operates within the plant-based food and quick-service restaurant (QSR) industries. The plant-based food market has grown significantly, driven by increasing consumer demand for sustainable and health-conscious food options. Nearly 50% of U.S. restaurants now offer plant-based menu items, representing a 62% increase since 2012.

Competitors

PLNT Burger faces competition from direct plant-based fast-food brands such as Veggie Grill and from traditional fast-food chains offering plant-based options, such as Burger King's Impossible Whopper. Unlike its competitors, PLNT Burger believes its partnership with Whole Foods Market provides a unique avenue for scalable growth.

Current Stage and Roadmap

Current Stage

The Company is in the growth phase, with 13 operational locations and a new flagship location under construction in Brookline, MA, anticipated to open in 2024. PLNT Burger continues to expand its Whole Foods kiosk model, which the Company believes has been instrumental in its growth.

On December 11, 2024, we completed and launched our new Brookline, MA location.

Roadmap

2025 Expansion Goals:

-Open a new Whole Foods Market kiosk in Cherry Hill, NJ.

Future Plans:

-Lay the groundwork for additional brick-and-mortar locations in key markets.

-Explore potential partnerships for further kiosk expansion.

The Team

Officers and Directors

Name: Christopher Treloar

Christopher Treloar's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer and Principal Accounting Officer:
  Dates of Service: November, 2021 - Present
  Responsibilities: Christopher is responsible for all aspects of the business. Christopher receives an annual salary of $137,000 and currently owns 800 shares and has options on 6,745 shares at a strike price of $17.75 in the Company.

Other business experience in the past three years:

- Employer: LA Madeline
  Title: Senior Director of Operations
  Dates of Service: March, 2020 - November, 2021
  Responsibilities: Christopher was responsible for the restaurant operations of all 30 corporate locations.

Name: Brian Dworkin

Brian Dworkin's current primary role is with Castle Co-Packers. Brian Dworkin currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: July, 2023 - Present
  Responsibilities: Brian is a board Member and advisor. Brian helps the team with whatever they need. Brian does not receive an annual salary and holds 1,279 options compensation as a board member in the Company.

Other business experience in the past three years:

- Employer: Sword Performance, Inc.
  Title: Board Member and Co-Chair
  Dates of Service: October, 2023 - Present
  Responsibilities: Brian is an active board member and advisor to the management team.

Other business experience in the past three years:

- Employer: Castle Co-Packers

Title: President
Dates of Service: January, 2005 - Present
Responsibilities: He oversees all operations of the company

Name: Michael Schall

Michael Schall's current primary role is with Nacascolo Holdings. Michael Schall currently services 1.15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member and Director
  Dates of Service: December, 2023 - Present
  Responsibilities: Michael offers his 45 years of experience in the food industry to support senior management in both operational expertise and use of funds to best support the business. Michael does not receive an annual salary and holds 1,279 options compensation as a board member in the Company.

Other business experience in the past three years:

- Employer: Nacascolo Holdings
  Title: Senior Managing Director, US Operations
  Dates of Service: March, 2024 - Present
  Responsibilities: Michael advises the family office in US food, beverage, sustainable and lifestyle investments.

Other business experience in the past three years:

- Employer: Pod Foods
  Title: President
  Dates of Service: April, 2023 - February, 2024
  Responsibilities: Michael led the company operations and participated in fund raising.

Other business experience in the past three years:

- Employer: B. Riley Financial
  Title: Managing Director, Co-Lead Food & Beverage Practice
  Dates of Service: January, 2020 - January, 2023
  Responsibilities: Michael provided in-depth functional operating expertise and an understanding of how to best represent the asset to buyers and/or investors to create stakeholder value in a transaction.

Name: Julie Farkas

Julie Farkas's current primary role is with Springsong Museum. Julie Farkas currently services 3 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: September, 2019 - Present
  Responsibilities: Julie is a founder and board member advising the company. Julie does not receive salary or equity compensation from the Company.

Other business experience in the past three years:

- Employer: Springsong Museum
  Title: Senior Advisor
  Dates of Service: June, 2022 - Present
  Responsibilities: Julie works with the Founder and Director of Springsong Museum on vision, fundraising and strategy.

Name: Seth Goldman

Seth Goldman's current primary role is with Eat the Change/Just Ice Tea. Seth Goldman currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Chair
  Dates of Service: March, 2020 - Present
  Responsibilities: Seth is the Chair of the Board, overseeing strategy, counseling CEO. Seth does not receive salary or equity compensation from the Company.

Other business experience in the past three years:

- Employer: Eat the Change/Just Ice Tea
  Title: Chief Executive Officer and Co-Founder
  Dates of Service: July, 2020 - Present
  Responsibilities: Seth led the growth and strategy of start-up enterprise to become top-selling bottled tea in the natural channel in less than 2 years on the market. Raised in excess of $30 million in private equity and hired team of 31 professionals.

Name: Evangelos Spiros Mendelsohn

Evangelos Spiros Mendelsohn 's current primary role is with Eat The Change. Evangelos Spiros Mendelsohn currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, Board Member, and Chef
  Dates of Service: February, 2019 - Present
  Responsibilities: Evangelos is a founder and chef. Evangelos does not receive salary or equity compensation from the Company.

Other business experience in the past three years:

- Employer: Eat The Change
  Title: Co-Founder & Culinary Director
  Dates of Service: February, 2021 - Present
  Responsibilities: Evangelos is the Co-Founder and chef.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be

exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). Advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from

registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business,

financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Financial Performance and Going Concern Risk
PLNT Management has incurred significant operating losses since inception and faces substantial doubt about its ability to continue as a going concern. The Company must achieve profitability or secure additional funding to sustain operations. Its reliance on convertible notes and other debt obligations could further strain financial resources and dilute shareholder value.

Dependence on Key Relationships and Scaling Challenges
The Company’s growth heavily relies on its strategic partnership with Whole Foods Market, which facilitates its kiosk model. Any changes to this partnership could materially impact operations. Additionally, scaling operations involves significant risks, including supply chain disruptions, cost management, and staffing challenges, which could hinder growth and profitability.

Competition and Consumer Preferences
Operating in the highly competitive plant-based food and fast-food industries, PLNT Management faces competition from both established chains and specialized plant-based brands. The Company’s success depends on consumer demand for plant-based diets and its ability to differentiate itself. Shifts in consumer preferences or market saturation could adversely affect sales.

Regulatory and Operational Compliance
As a food service business, PLNT Management is subject to strict health, safety, and environmental regulations. Non-compliance could lead to fines, litigation, or operational interruptions. Additionally, the Company’s ability to manage long-term lease obligations and ensure seamless operation of its locations is critical to maintaining revenue streams.

Market and Economic Sensitivity
The fast-food industry is sensitive to economic downturns, which can reduce consumer spending and impact sales. Furthermore, investments in startups like PLNT Management are inherently illiquid, offering limited opportunities for resale or liquidity, which may be a significant consideration for potential investors.

Risk Factor Related to Legal Proceedings Involving Board Chair Seth Goldman
The Company’s Board Chair, Seth Goldman, has been named in several legal proceedings related to his role as a director and officer in other companies. These proceedings include securities class actions and derivative lawsuits associated with his prior or concurrent roles, including matters related to Beyond Meat, Inc. While some of these cases have been stayed or dismissed, others remain active and unresolved. Although these proceedings are unrelated to PLNT Management, Inc., and Mr. Goldman’s involvement stems from his duties with other entities, they may pose reputational risks to the Company.

Additionally, any adverse outcomes in these cases could impact Mr. Goldman’s ability to dedicate time and resources to his role as Board Chair of PLNT Management. Investors should consider the potential effects of these legal matters on the Company’s leadership and strategic direction.

Disclosure of Tax Arrears and Payment Plans

PLNT Burger (the "Company"), including its associated entities and subsidiaries, has recently discovered that it was in arrears on various state taxes due to lack of payment by prior leadership. This situation has resulted in the Company owing a total of $601,560.73 in back taxes as of August 7th, 2024. To address this issue, the Company has proactively engaged with all relevant tax jurisdictions and has established payment plans to settle these outstanding amounts. The Company is committed to fulfilling these obligations and has been adhering to the agreed-upon payment schedules. The terms of these payment plans vary, with durations ranging from 3 to 39 months. The Company does not intend to use any funds raised from this regulation crowdfunding offering to pay off these back taxes. The Company's current financial standing allows it to meet these payment obligations without the need for additional fundraising efforts. Regular tax payments, as well as the scheduled payments under the established plans, are being made consistently and in accordance with the agreements in place. Potential investors are encouraged to consider this disclosure when making investment decisions. This disclosure is made in the interest of full transparency and to provide potential investors with a clear understanding of the Company's current financial obligations and its strategies for managing them.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Ismene Ltd. (BVI Company - Margarita Herdocia)	176,788	Voting Common Stock	22.86%
Ismene Ltd. (BVI Company - Margarita Herdocia)	18,342	Series A Preferred Stock	
Longview LLC (Seth Goldman and Julie Farkas)	112,587	Voting Common Stock	22.83%
Longview LLC (Seth Goldman and Julie Farkas)	82,313	Series A Preferred Stock	

The Company's Securities

The Company has authorized Voting Common Stock, Non-Voting Common Stock, Series A Preferred Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 45,437 of Non-Voting Common Stock.

Voting Common Stock

The amount of security authorized is 5,000,000 with a total of 628,290 outstanding.

Voting Rights

Voting Rights: Each share of Voting Common Stock is entitled to one vote on matters requiring shareholder approval, including the election of directors. Exclusive Voting: The Voting Common Stock holders have the exclusive right to vote unless otherwise required by law or if specific rights are granted to Preferred Stock.

Material Rights

The total amount outstanding includes 98,590 of shares to be issued pursuant to outstanding options and warrants. The total amount outstanding includes 32,315 of shares to be issued pursuant to stock options issued.

Votes together with Series A Preferred Stock (which has a convertible voting structure). Junior to Series A Preferred Stock in liquidiation and dissolution rights.

Non-Voting Common Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

Voting Rights: Shares of Non-Voting Common Stock do not have voting rights, except as required by the Certificate of Incorporation or Delaware General Corporation Law (DGCL).

Par Value and Rights: Identical to Voting Common Stock in preferences, limitations, and relative rights, aside from the absence of voting rights.

Subordinate to Series A Preferred Stock in dividend, liquidation, or dissolution rights.

Please see the Company's Certificate of Incorporation, Amendment, and Certificate of Designation for further information rights, attached to the Offering Memorandum as Exhibit F.

Series A Preferred Stock

The amount of security authorized is 500,000 with a total of 225,379 outstanding.

Voting Rights

Series A Preferred Stock has full voting rights with the Voting Common Stock on a share-for-share basis.

Material Rights

<u>Dividends:</u>

Series A Preferred Stock has no dividend preferences but must receive equal dividends to Voting Common Stock if declared.

Redemption:

Shares of Series A Preferred Stock are not subject to redemption of right by the Corporation.

Conversion or Exchange:

Series A Preferred Stock is convertible to Voting Common Stock on a one-to-one basis.

Election of Directors:

Series A Preferred Stock holders vote along with the Voting Common Stock holders in the election of directors.

Liquidation Rights:

Receives $17.75 per share before any distributions to Common Stock. If company assets are insufficient, Series A shares share proportionally with other Preferred Stockholders of equal ranking.

Dissolution Rights:

Series A Preferred Stock holders have priority of distribution in the event of the Corporation's dissolution

Restrictions on Issuance:

Specific restrictions may be placed on the issuance or reissuance of additional shares of Series A Preferred Stock.

Other Rights:

Includes designations, preferences, qualifications, and limitations that are fixed by the Board at the time of issuance.

Reissuance:

Any acquired or retired shares of Series A Preferred Stock become authorized but unissued and can be reissued as part of a new or existing series.

Preferred Stock

The amount of security authorized is 500,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

Preferred Stockholders have priority over both Voting and Non-Voting Common Stock for dividends and liquidation distributions.

The remaining 500,000 Preferred Shares (not Series A) can be assigned new rights at any time.

What it means to be a minority holder

As a minority holder of Non-Voting Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Series A Preferred Stock
  Type of security sold: Equity
  Final amount sold: $4,000,477.25
  Number of Securities Sold: 225,379
  Use of proceeds: Growth and operations
  Date: November 09, 2023
  Offering exemption relied upon: 506(b)

- Type of security sold: Convertible Note
  Final amount sold: $3,303,008.75
  Use of proceeds: Growth and operations
  Date: August 07, 2023
  Offering exemption relied upon: 506(b)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $3,203,200.00
  Number of Securities Sold: 112,000
  Use of proceeds: Growth and operations
  Date: March 31, 2022
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $8,561,724, increasing to $11,244,622 in fiscal year 2023. This growth of $2,682,898 was primarily driven by the opening of a new location and the successful implementation of several marketing campaigns designed to boost sales.

Cost of Sales

Cost of Sales for fiscal year 2022 was $2,592,748, compared to $2,914,110 in fiscal year 2023. As a percentage of revenue, Cost of Sales decreased by 4.7% in 2023. This improvement was attributed to factors such as negotiating directly with suppliers for better pricing, introducing new SKUs with lower costs, and implementing enhanced inventory management practices.

Gross Margins

Gross margins increased from $5,507,594 in fiscal year 2022 to $7,769,113 in fiscal year 2023. This improvement was largely driven by the 4.7% reduction in Cost of Goods Sold as a percentage of revenue.

Expenses

Expenses totaled $8,524,279 in fiscal year 2022 and $10,100,298 in fiscal year 2023. Despite the overall increase in expenses, operational efficiencies led to an improvement in Net Sales in 2023 compared to 2022. These efficiencies were driven by a reduction in unit-level labor costs of over 5%, a decrease in operating expenses (OPEX) of over 1.1%, and a reduction in general and administrative (G&A) costs of over 3%.

Historical results and cash flows:

The Company is currently in the growth stage and generating revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because of large scale reduction in costs and increased revenues from additional unit growth. Past cash was primarily generated through equity investments. Our goal is to continue to reduce costs while growing our store count in synergy with increased profitability.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 31, 2024, the Company has capital resources available in the form of $151,459.51 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations.

We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 73.8% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 13 months. This is based on a current monthly burn rate of $40,581 for expenses related to Debt service.

A portion of the offering proceeds will be used to settle outstanding debts, including back taxes under existing payment plans. While we are covering these payments with company profits, they currently exceed our profitability. We anticipate that expanding our store count will increase revenues to fully cover these obligations, with any interim shortfall covered by working capital from the raise.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate indefinitely. This is based on a projected monthly burn rate of $40,581 for expenses related to Debt service.

A portion of the offering proceeds will be used to settle outstanding debts, including back taxes under existing payment plans. While we are covering these payments with company profits, they currently exceed our profitability. We anticipate that expanding our store count will increase revenues to fully cover these obligations, with any interim shortfall covered by working capital from the raise.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including future capital raises.

Indebtedness

- Creditor: SBA Loan (EIDL)
  Amount Owed: $79,400.00
  Interest Rate: 3.75%
  Maturity Date: September 01, 2050
  30-year loan term

- Creditor: Webbank (Business Loans)
  Amount Owed: $116,305.00
  Interest Rate: 13.7%
  Maturity date: 2024 (270-360 days from issuance). Short-term business loans

- Creditor: Operating Lease Liability
  Amount Owed: $7,525,112.00
  Interest Rate: 0.0%
  Long-term lease agreements, Operating lease obligations

Related Party Transactions

- Name of Person: Shep Gordan
  Relationship to Company: Shareholder
  Nature / amount of interest in the transaction: Shareholders provided financing to the company via convertible notes, which can be converted into equity under certain conditions.
  Material Terms: Amount of Interest: $200,000 (outstanding as of 2023). Material Terms: Has since converted into equity

- Name of Person: Seth Goldman
  Relationship to Company: Shareholder
  Nature / amount of interest in the transaction: Shareholders extended loans to the company to support its operations, representing a financial interest with repayment obligations.
  Material Terms: Amount of Interest: $600,000 (outstanding as of 2022, reduced to $200,000 by 2023). Material Terms: Has since converted into equity

Valuation

Pre-Money Valuation: $23,202,723.42

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

Use of Proceeds

If we raise the Target Offering Amount of $20,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Working Capital
  82.5%
  We will use 82.5% of the funds for working capital to cover expenses for ongoing day-to-day operations of the Company.

If we raise the over allotment amount of $1,234,977.66, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Working Capital
  70.0%
  We will use 70% of the funds to open new locations within Whole Foods.

- StartEngine Service Fees
  1.5%
  In this example, you would then include a 1.5% entry in the maximum raise section for service fees if your Funding Goal is approximately $1M with the same StartEngine Service Fees.

- Marketing
  8.0%
  We will use 8% on Marketing to grow sales.

- Innovation
  5.0%
  Innovation

- Operations
  10.0%
  10% will be used for working capital to cover expenses for ongoing day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 22 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://plntburger.com (https://plntburger.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/plnt-burger

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR PLNT Burger by PLNT Management Inc.

[See attached]

PLNT Management, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2023 & 2022

Table of Contents

Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: PLNT Management, Inc. Management

We have reviewed the accompanying financial statements of PLNT Management, Inc. (the Company) which comprise the statement of financial position as of December 31, 2023 & 2022 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
August 29, 2024

PLNT MANAGEMENT, INC.
STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	2022
ASSETS		
Current Assets:		
Cash and Cash Equivalents	105,840	279,703
Accounts Receivable	71,496	1,121,605
Inventories	132,975	136,500
Prepayments	2,130	25,388
Other Current Assets	-	23,852
Total Current Assets	312,441	1,587,048
Non-Current Assets:		
Fixed Assets - net	3,763,017	2,282,657
ROU Asset - Financing Lease	7,197	15,834
ROU Asset - Operating Lease	7,668,827	4,294,583
Other Non-current Assets	106,673	105,343
Total Non-Current Assets	11,545,714	6,698,416
TOTAL ASSETS	11,858,155	8,285,464
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	2,066,123	1,401,987
Other Payables	23,309	327,938
Payroll Liability	121,052	3,327
Accrued Expenses	184,167	75,267
Loans Payable - Short Term	116,305	-
Deferred Revenue	19,582	14,807
ST Lease Liability - Financing Lease	7,816	8,395
ST Lease Liability - Operating Lease	466,707	107,481
Taxes Payable - installment - Current	43,247	-
Total Current Liabilities	3,048,308	1,939,202
Non-Current Liabilities:		
Loans Payable - Long Term	79,500	79,400
Shareholders Loans Payable	200,000	600,000
LT Lease Liability - Financing Lease	-	7,816
LT Lease Liability - Operating Lease	7,525,112	4,393,577

Taxes Payable - installment - Non-current	304,241	-
Total Non-Current Liabilities	8,108,853	5,080,794
TOTAL LIABILITIES	11,157,161	7,019,996
EQUITY		
Common Stock	6	3
Additidonal Paid-In Capital	8,510,216	6,200,218
Accumulated Deficit	(7,809,233)	(4,934,754)
TOTAL EQUITY	700,989	1,265,467
TOTAL LIABILITIES AND EQUITY	11,858,155	8,285,464

PLNT MANAGEMENT, INC.
STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
Revenues		
Gross Sales	11,244,622	8,561,724
Sales discount and allowances	(561,399)	(461,382)
Net Sales	10,683,223	8,100,342
Cost of Sales	(2,914,110)	(2,592,748)
Gross Profit	7,769,113	5,507,594
Operating Expenses		
General and Administrative Expense	4,298,476	3,828,837
Advertising and Marketing Expense	504,303	318,935
Payroll Expense	4,632,799	3,925,570
Depreciation Expense	195,801	195,801
Organizational Expense	-	19,697
Amortization Expense (Finance Lease)	8,637	8,637
Operating Lease Expense	460,092	226,476
Interest Expense (Finance Lease)	190	326
Total Operating Expenses	**10,100,298**	**8,524,279**
Total Loss from Operations	**(2,331,185)**	**(3,016,685)**
Other Income/Expense		
Other Income	59,855	14,961
Loss from Sale of Assets	(595,299)	-
Startup Expense	(7,850)	(211,704)
Total Other Income/Expense	**(543,294)**	**(196,743)**
Earnings Before Income Taxes	**(2,874,479)**	**(3,213,428)**
Income Taxes	-	-
Net Income (Loss)	**(2,874,479)**	**(3,213,428)**

PLNT MANAGEMENT, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock				
	# of Shares	$ Amount	APIC	Retained Earnings (Deficit)	Total Shareholder's Equity
Beginning balance at 1/1/22 (restated)	255,500	2	3,629,036	(1,327,541)	2,301,497
Issuance of Common Stock	56,000	1	2,571,181	-	2,571,182
Prior period Adjustment	-			(393,785)	(393,785)
Net income (loss)	-	-	-	(3,213,428)	(3,213,428)
Ending balance at 12/31/22	311,500	3	6,200,218	(4,934,754)	1,265,467
Issuance of Common Stock	253,501	3	2,309,998	-	2,310,001
Net income (loss)	-	-	-	(2,874,479)	(2,874,479)
Ending balance at 12/31/23	565,001	6	8,510,216	(7,809,233)	700,989

PLNT MANAGEMENT, INC.
STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	2022
OPERATING ACTIVITIES		
Net Income (Loss)	(2,874,479)	(3,213,428)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable	1,050,111	341,960
Inventories	3,525	(41,500)
Prepayments	23,258	24,761
Accounts Payable	665,778	645,422
Other Payables	(300,794)	296,059
Payroll Liability	117,725	6,961
Accrued Expenses	108,900	6,111
Lease Payable	(8,585)	-
Deferred Revenue	(702)	702
Other current liabilities	371,340	(23,852)
Depreciation Expense	195,801	195,801
Amortization Expense	8,827	(23,231)
Operating Lease	116,516	206,476
Prior period Adjustment	-	2,130,025
Organizational Expense	-	19,697
Startup Expense	7,850	211,704
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	2,359,550	2,131,170
Net Cash provided by (used in) Operating Activities	(514,929)	(1,082,258)
INVESTING ACTIVITIES		
Fixed Assets - net	(1,676,162)	(1,829,911)
Intangible Assets - net	(7,850)	203,997
Other Non-current Assets	(1,330)	(60,363)
Net Cash provided by (used in) Investing Activities	(1,685,342)	(1,686,277)
FINANCING ACTIVITIES		
Common Stock	3	1
Additional Paid-In Capital	2,309,998	2,571,181
Loans Payable	116,405	-
Shareholders Loans Receivable	-	500
Shareholders Loans Payable	(400,000)	600,000

Retained Earnings	-	(422,208)
Net Cash provided by (used in) Financing Activities	2,026,406	2,749,474
Cash at the beginning of period	279,703	298,766
Net Cash increase (decrease) for period	(173,865)	(19,061)
Cash at end of period	105,840	279,703

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

PLNT Management, Inc ("the Company") was originally formed in Delaware on June 20th in 2019 as a LLC under the name PLNT Management, LLC and then incorporated on February 19th in 2020 under the name PLNT Management, Inc. The company is a Plant Based Burger restaurant that generates revenue through customer sales across multiple channels. The company is headquartered in Bethesda, MD.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $105,840 and $279,703 in cash and cash equivalents as of December 31, 2023 and December 31, 2022, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. Currently, Management does not deem it necessary to have an allowance. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

Inventory consisted primarily of goods available for sale. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2023 and December 31, 2022 was valued at $132,975 and $136,500, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Leasehold Improvements	15	3,446,138	(145,207)	-	3,300,931
Furniture & Fixtures	5	179,969	(154,577)		25,392
Machinery & Equipment	5	764,188	(327,493)	-	436,695
Grand Total	**-**	**4,390,295**	**(627,277)**	**-**	**3,763,017**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling food and beverages. The Company's payments are generally collected upon purchase order of customers. The Company's primary performance obligation is the delivery of products within a reasonable amount of time. Revenue is recognized at the time of shipment net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

General and Administrative

General and administrative expenses consist of expenses involved in general corporate functions, including accounting, finance, tax, legal, business development, professional fees, equipment rental, third-party commissions, travel, pre-opening costs and other miscellaneous expenses.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

Payroll Expense

Payroll expense consists of payroll and related expenses for employees and independent contractors.

Organizational Expense

ASC 720-15 addresses the costs of start-up activities, including organizational costs. Start-up activities are defined broadly to include one-time activities related to opening a new facility, introducing a new product or service, conducting business in a new territory, or commencing a new operation. According to ASC 720-15, organizational costs should be expensed as incurred. This is because these costs do not have future economic benefits that can be directly linked to specific revenue generation. Organizational Costs include legal fees for drafting incorporation documents, Costs of temporary directors or organizational meetings, Filing fees to the state of incorporation, and Accounting fees related to the organization.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31st, 2023 and December 31st, 2022, the Company had outstanding shareholders loans payable (convertible notes) in the amount of $200,000 and $600,000, respectively.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The Company, as of December 31, 2023, had taxes payable -installment amounting to $347,488 of which $43,247 is current portion. No outstanding amount for this account as of December 31, 2022.

The Company entered into a financing lease agreement on November 05, 2021 with Toast, Inc. for the set of hardware and software equipment. Term of the lease is thirty six (36) months commencing on November 05, 2021 to October 05, 2024 with a monthly lease payment of $715.41.

Additionally, the Company also entered into three (3) operating lease agreements with details below:

- Operating lease agreement with 1147 Broadway Trust on September 01, 2021 with a lease term of fifteen (15) years with monthly payments details below:

Payment Frequency	Payment Amount	Payments	Total Payments
Monthly	0.00	2	0.00
Monthly	10,000.00	2	20,000.00
Monthly	20,000.00	12	240,000.00
Monthly	25,000.00	12	300,000.00
Monthly	27,083.00	12	324,996.00
Monthly	30,000.00	12	360,000.00
Monthly	30,900.00	12	370,800.00
Monthly	31,827.00	12	381,924.00
Monthly	32,782.00	12	393,384.00
Monthly	33,765.00	12	405,180.00
Monthly	34,778.00	12	417,336.00
Monthly	35,822.00	12	429,864.00
Monthly	36,896.00	12	442,752.00
Monthly	38,003.00	12	456,036.00
Monthly	39,143.00	12	469,716.00
Monthly	40,317.00	12	483,804.00
Monthly	41,527.00	4	166,108.00

- Operating lease agreement with 11 West 42 Realty Investors, LLC on March 01, 2022 with a lease term of ten (10) years with monthly payments details below:

Payment Frequency	Payment Amount	Payments	Total Payments
Monthly	0.00	12	0.00
Monthly	34,525.42	12	414,305.04
Monthly	36,729.17	12	440,750.04
Monthly	37,831.04	12	453,972.48
Monthly	38,965.97	12	467,591.64
Monthly	40,134.95	12	481,619.40
Monthly	41,339.00	12	496,068.00

Monthly	42,579.17	12	510,950.04
Monthly	43,856.55	12	526,278.60
Monthly	45,172.24	12	542,066.88

- Operating lease agreement with Harvard Green Corner, LLC on April 01, 2022 with a lease term of ten (10) years with monthly payments details below:

Payment Frequency	Payment Amount	Payments	Total Payments
Monthly	10,875.00	24	261,000.00
Monthly	11,600.00	36	417,600.00
Monthly	13,340.00	60	800,400.00

Lease expense	2023-12	
Finance lease expense		
Amortization of ROU assets	8,636.64	
Interest on lease liabilities	190.06	
Operating lease expense	460,091.85	
Variable lease expense	0.00	
Total	468,918.55	
Other Information		
(Gains) losses on sale-leaseback transactions, net *		
Cash paid for amounts included in the measurement of lease liabilities		
Operating cash flows from finance leases (i.e. Interest)	201.45	
Financing cash flows from finance leases (i.e. principal portion)	8,383.47	
Operating cash flows from operating leases	309,050.84	
ROU assets obtained in exchange for new finance lease liabilities	0.00	
ROU assets obtained in exchange for new operating lease liabilities	3,634,163.53	
Weighted-average remaining lease term in years for finance leases	0.92	
Weighted-average remaining lease term in years for operating leases	12.19	
Weighted-average discount rate for finance leases	1.63%	
Weighted-average discount rate for operating leases	3.29%	
Maturity Analysis	Finance	Operating
2024-12	7,869.51	720,916.29
2025-12	0.00	769,051.65
2026-12	0.00	817,377.27
2027-12	0.00	841,898.58
2028-12	0.00	867,155.55
Thereafter	0.00	5,615,526.52
Total undiscounted cash flows	7,869.51	9,631,925.86
Less: present value discount	(53.14)	(1,640,107.29)
Total lease liabilities	7,816.37	7,991,818.57

NOTE 5 – LIABILITIES AND DEBT

Short-term Loans: In 2023, the Company entered into several business loan agreements with Webbank totaling $195,600, see the table below for further details. As of December 31, 2023 the outstanding principal on these loans was $116,305.

Loan No	Date	Amount	Maturity	Rate
1	June 13, 2023	$96,800.00	360 days	13.20%
2	July 19, 2023	$56,800.00	350 days	13.20%
3	August 1, 2023	$42,000.00	270 days	13.70%

Long-term Loan payable: In September 2020, the Company entered into a loan agreement for $79,500 with SBA Loan (EIDL), the loan at an annual interest rate of 3.750% for a term of 30 years. As of December 31, 2023 and December 31, 2023, the outstanding principal due was $79,400 and $79,500, respectively.

Convertible Notes: During the year ended December 31st, 2023 and December 31st, 2022, the Company had outstanding shareholders loans payable (convertible notes) in the amount of $200,000 and $600,000,

NOTE 6 – EQUITY

The Company has 2,000,000 authorized shares, consisting of 1,000,000 shares of common stock, $0.00001 par value per share, and 1,000,000 shares of preferred stock, $0.00001 par value per share. The Company has issued and outstanding common shares of 311,500 shares and 565,001 shares as of December 31, 2022 and December 31, 2023, respectively. No issued and outstanding shares for the preferred stock as of December 31, 2022 and December 31, 2023.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 29, 2024 the date these financial statements were available to be issued. The conversion of shareholders loan in 2023 to equity amounting to $200,000. Additionally, the Company entered into a loan agreement with Wholefoods for unpaid lease expenses. Lastly, the Company's the financial statements, specifically the Income Statement and Balance Sheet of the Company as of June 30, 2024, are presented to provide a comprehensive view of the Company's financial performance and position up to that date, reflecting all material events and changes occurring after December 31, 2023.

	Year Ended June 30,	Year Ended December 31,	
	2024	2023	2022
Revenues			
Gross Sales	5,604,123	11,244,622	8,561,724
Sales discounts and allowances	(319,662)	(561,399)	(461,382)
Net Sales	5,284,461	10,683,223	8,100,342
Cost of Sales	1,353,943	(2,914,110)	(2,592,748)
Gross Profit	3,930,518	7,769,113	5,507,594
Operating Expenses			
General and Administrative Expense	1,438,322	4,298,476	3,828,837
Advertising and Marketing Expense	362,491	504,303	318,935
Payroll Expense	1,931,253	4,632,799	3,925,570
Depreciation Expense	195,801	195,801	195,801
Organizational Expense	0	-	19,697
Amortization Expense (Finance Lease)	4,318	8,637	8,637
Operating Lease Expense	484,563	460,092	226,476
Interest Expense (Finance Lease)	43	190	326
Total Operating Expenses	**4,416,792**	**10,100,298**	**8,524,279**
Total Loss from Operations	**(486,274)**	**(2,331,185)**	**(3,016,685)**
Other Income/Expense			
Other Income	27,800	59,855	14,961
Loss from Sale of Assets	(27,225)	(595,299)	-
Startup Expense	0	**(7,850)**	**(211,704)**
Total Other Income/Expense	**575**	**(543,294)**	**(196,743)**
Earnings Before Income Taxes	**(485,699)**	**(2,874,479)**	**(3,213,428)**
Income Taxes	**0**	**-**	**-**
Net Income (Loss)	**(485,699)**	**(2,874,479)**	**(3,213,428)**

As shown by the preceding Income Statement of the Company for the period ended June 30, 2024, the Company generated revenues consistently with the same result as last year of operation for the year 2023. For the six months ending June 30, 2024, Gross Profit amounted to $3,930,518, representing a 74% of sales, a nominal increase from last year 2023 Gross Profit ratio of 72%. Given the same ratio of revenue, the Company incurred reduced operating expense ratio from 95% to 83% of sales, resulting in reduced net loss.

	As of June 30,	As of December 31,	
	2024	2023	2022
ASSETS			
Current Assets:			
Cash and Cash Equivalents	187,723	105,840	279,703
Accounts Receivable	131,607	71,496	1,121,605
Inventories	133,086	132,975	136,500
Prepayments	29,339	2,130	25,388
Other Current Assets	-	-	23,852
Total Current Assets	481,755	312,441	1,587,048
Non-Current Assets:			
Fixed Assets - net	4,658,615	3,763,017	2,282,657
ROU Asset - Financing Lease	2,879	7,197	15,834
ROU Asset - Operating Lease	8,570,339	7,668,827	4,294,583
Other Non-current Assets	106,673	106,673	105,343
Total Non-Current Assets	13,338,506	11,545,714	6,698,417
TOTAL ASSETS	13,820,264	11,858,155	8,285,465
LIABILITIES AND EQUITY			
Current Liabilities:	-		
Accounts Payable	923,658	2,066,123	1,401,987
Other Payables	27,251	23,309	327,938
Payroll Liability	124,558	121,052	3,327
Accrued Expenses	164,118	184,167	75,267
Loans Payable - Short Term	4,450	116,305	-
Deferred Revenue	17,775	19,582	14,807
ST Lease Liability - Financing Lease	3,567	7,816	8,395
ST Lease Liability - Operating Lease	616,923	466,707	107,481
Taxes Payable - installment - Current	-	43,247	-
Total Current Liabilities	1,882,300	3,048,308	1,939,202
Non-Current Liabilities:			
Loans Payable - Long Term	79,500	79,500	79,400
Shareholders Loans Payable		200,000	600,000
Notes Payable	800,000	-	-

LT Lease Liability - Financing Lease	-	-	7,816
LT Lease Liability - Operating Lease	8,323,778	7,525,112	4,393,577
Taxes Payable - installment - Non-current	563,397	304,241	-
Total Non-Current Liabilities	9,766,675	8,108,853	5,080,793
TOTAL LIABILITIES	11,648,976	11,157,161	7,019,995
EQUITY			
Common Stock	7	6	3
Additional Paid-In Capital	10,468,198	8,510,216	6,200,218
Accumulated Deficit	(8,296,921)	(7,809,233)	(4,934,754)
TOTAL EQUITY	2,171,284	700,995	1,265,470
TOTAL LIABILITIES AND EQUITY	13,820,264	11,858,155	8,285,465

EXHIBIT C TO FORM C

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GET A PIECE OF PLNT BURGER BY PLNT MANAGEMENT INC.

Eat the Change You Wish to See in the World!

PLNT Burger is working to transform the $772 billion fast food industry with our growing chain of 13 locations, including innovative Whole Foods Market kiosks. Having achieved over $11.2 million in sales in 2023, with all operating locations profitable year-to-date in 2024 through September*, we believe we're proving that delicious, sustainable fast food is possible.

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



PLNT BURGER

$213,860.02 Raised

OVERVIEW | ABOUT | TERMS | UPDATES | REWARDS | DISCUSSION | INV

Get Equity
$27.18 Per Share

RAISED ⓘ $213,860.02

INVESTORS 138

MIN INVEST ⓘ $299.20

VALUATION $23.2M

REASONS TO INVEST

- Co-founded by industry pioneers Seth Goldman (Honest Tea, Beyond Meat) and Spike Mendelsohn (Top Chef). We believe our team's expertise in scaling mission-driven food brands positions us for potential growth in plant-based fast food.

- We believe our strategic relationship with Whole Foods Market helps fuel our expansion plans. Our versatile model shows 100% growth in catering sales from 2022 to 2023, and a social presence with 48K+ engaged followers.

- All operating locations have been profitable year-to-date in 2024 through September*. Based on internal research, our same-store sales growth rate outpaces the industry average, potentially positioning us for national expansion and category leadership.

*2024 financial figures were calculated internally of the company's operating subsidiaries, were not part of the review period for the financial statements prepared in conjunction with this offering, and are subject to change.

*HISTORICAL GROWTH & PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

TEAM



Seth Goldman • Board Chair

Seth Goldman is Co-Founder of Just Ice Tea, a line of organic bottled tea. Seth is also Co-founder of PLNT Burger, Honest Tea, and Chair of the board of Beyond Meat. He has been widely recognized for his entrepreneurial success and impact, including the DC Business Hall of Fame and EARTHDAY.ORG's Climate Visionary of the year.

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Evangelos Spiros Mendelsohn • Founder, Board Member, and Chef

As PLNT Burger's culinary mastermind, Spike brings a wealth of experience from high-end restaurants, national stardom, and food policy advocacy. Known for his appearances on Top Chef and the Food Network, as well as consulting for major brands, Spike consistently demonstrates his commitment to food equity and education. He actively supports organizations such as CARE and DC Central Kitchen to further his mission of making a meaningful impact in the culinary world.

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Julie Farkas • Board Member

Julie Farkas, Honest Tea co-founder and social impact expert, brings her extensive experience in scaling ethical businesses to PLNT Burger. Her proven track record in creating healthier food options and building community-focused ventures drives our mission to revolutionize fast food while prioritizing sustainability and social responsibility.

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Christopher Treloar • Chief Executive Officer and Principal Accounting Officer

Chris has spent his career exclusively in restaurant operations. With a strong background in multi-unit operations management, team development, and systems innovation, Chris is a visionary leader who has consistently driven success in the food service industry. His dedication to excellence, data-driven decision-making, and people-focused approach make him a standout CEO in the field. His commitment to developing systems and procedures, combined with his strong analytical skills, has left a lasting impact on the organizations he's been a part of.

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Michael Hall • Director of Operations

Michael Hall is a dynamic leader with a passion for fostering growth and success within the food industry. As the Director of Operations at PLNT Burger, Mike oversees the brand's entire store operations, having risen through the ranks from a leader at PLNT's fifth location. His journey began after honing his culinary skills at DC Central Kitchen. Quickly demonstrating his leadership abilities, Mike took on the responsibility of overseeing six locations as a District Manager, contributing to the growth and success of the company. In January, his exceptional leadership and dedication were recognized with his promotion to Director of Operations, where he continues to drive the operational excellence of the entire PLNT Burger team. Known for his "people first" leadership style, Mike is committed to identifying, training, and developing talent. He has personally mentored and developed four hourly employees into leaders within the company, emphasizing the importance of providing his team with the tools they need to thrive. With a "get it done" mentality, Mike works tirelessly to ensure PLNT Burger's success and sets the standard for dedication and teamwork across the brand.

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Jonah Goldman • Co-Founder & Marketing Director

Jonah is a marketing specialist, social entrepreneur, and environmental activist with a background in the natural food industry, regenerative agriculture, compostable packaging, and fighting food waste. He studied political science, food policy, and food security at Colorado College before working in the U.S. and Israel with politicians, farmers, and a range of companies and organizations to reduce food waste and advance food security and food justice solutions. Jonah is a highly energetic storyteller, passionate about effective communication and positive environmental impact through empowering consumers and developing community.

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Meghan Horn • Director of People & Culture

Meghan has built her career in entrepreneurial environments, specializing in people operations, culture development, and organizational growth. With a strong background in talent management, system implementation, and scaling mission-driven businesses, she is a dynamic leader dedicated to fostering high-performing teams. Meghan's ability to develop scalable HR strategies, drive headcount growth, and cultivate a values-driven workplace has been instrumental in the success of PLNT Burger and Just Ice Tea. Her passion for building people-first companies, combined with her strategic mindset and operational expertise, continues to shape thriving, purpose-driven organizations.

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Brian Dworkin • Board Member

At the helm of Castle is President and CEO Brian Dworkin, who made the decision to break out on his own from a family beverage business in Connecticut that dates back to 1904. He spotted an opportunity at Castle, in 2005 buying out of bankruptcy a run-down, 300,000 square-foot plant that was in urgent need of some tender loving care. Step by Step, Brian overhauled the plant, while tilting its mix of product towards more exacting, higher-value beverages. For example it's one of a handful of contract producers in this country that can brew a bottled tea directly from tea leaves, rather than from powders or other forms that yield an inferior tasting product. Starting with a single production line, the company has more than doubled its business each year to the point where it now operates five lines on multiple shifts. Brian also Co founded Full Circle distributors a full service DSD distributor and the largest independent distributor in the Pittsburgh market.

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Michael Schall • Board Member and Director

Mike has over four decades of leadership experience in branded and natural foods, food technology, emerging brands, and retail grocery merchandising, Mike serves on the boards of Arlington Valley Farms, Sugarman of Vermont, GOODPLANeT Foods, is a Senior Advisor to Conscious Capitalism.

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PLNT BURGER IN THE PRESS

ADWEEK — How PLNT Burger Aims to Turn the Masses Onto Fake Meat

The Washington Post — PLNT Burger serves tasty vegan sandwiches with a SoCal vibe

Nation's Restaurant News — At PLNT Burger, it's all-American classics — with a plant-based twist

The Boston Globe · USA TODAY 10Best · QSR · Boston Magazine · Food & Beverage Magazine · Washingtonian · Gotham Magazine · Restaurant Hospitality · Eater · Fast Casual.com · VegNews · The Beet. · Cool Hunting

THE PITCH

Our Recipe of Sustainable Fast Food


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PLNT BURGER
NOW OPEN
100% PLANT-BASED
100% DELICIOUS
PLNT BURGER
PLNT BURGER

In five years, we've grown to 13 locations across six states, with our latest anticipated Boston brick-and-mortar location in development. We believe our innovative Whole Foods Market kiosks have helped fuel our expansion and should continue to do so for anticipated future locations.

Our menu is always delicious, nutritious, and nothing suspicious!


OUR MENU IS
100% plant-based, free of any animal products
Zero Cholesterol, 30% Less Fat
Certified Kosher and Halal
Gluten-free and Soy-free options
FEATURING
Juicy "beef" burgers - (Beyond Meat)
Crispy "chicken" sandwiches - (Meati Foods)
Creamy soft serve and milkshakes - (Oatly)

With strong sales performance and positive financial results in our operating locations[3], we believe we're proving that plant-based fast food can be **delicious, sustainable, economically viable, and fun!**

[3]2024 financial figures were calculated internally, were not part of the review period for the financial statements prepared in conjunction with this offering, and are subject to change.

THE PROBLEM

The Dark Side of Fast Food

Americans devour 50 billion hamburgers annually, making them one of the biggest contributors to agricultural emissions, climate change, and the health crisis in America.


Our Environment:
FOOD PRODUCTION ACCOUNTS FOR OVER A QUARTER (26%) OF GLOBAL GREENHOUSE GAS EMISSIONS.
Greenhouse gas emissions per kilogram of food product
Beef (beef herd) 99.48 kg
Lamb & Mutton 39.72 kg
Beef (dairy herd) 33.3 kg
Prawns (farmed) 26.87 kg
Cheese 23.88 kg
Pig Meat 12.31 kg
Poultry Meat 9.87 kg
Eggs 4.67 kg
Rice 4.45 kg
Milk 3.15 kg
Tomatoes 2.09 kg
Maize 1.7 kg
Wheat & Rye 1.57 kg
Peas 0.98 kg
Bananas 0.86 kg
Potatoes 0.46 kg
Nuts 0.43 kg
Data source: Poore and Nemecek (2018)
Our Health:
41.9% OF AMERICANS ARE OBESE, 82M HAVE HEART DISEASE
Data source:
www.cdc.gov/obesity/php/data-research/adult-obesity-facts.html
www.ncbi.nlm.nih.gov/books/NBK83160/

Enjoying delicious burgers shouldn't come at the expense of the environment or our health. We think it's time for a sustainable solution that's an **upgrade**, not a sacrifice.

THE SOLUTION

We're Serving Up a More Just, Plentiful Food System For All

PLNT Burger offers a delicious, sustainable solution that's better for human health, animal welfare, and our planet. We're reinventing America's burger obsession with chef-crafted, plant-based classics that use 97% less water and generate 90% fewer greenhouse gasses than traditional beef burgers.[4]


LITERS OF WATER SAVED
846,676,132.44
SQUARE METERS OF LAND SAVED
KG OF CO2 SAVED
014,791,702.07
KG OF CO2 SAVED
014,791,702.07
The above trackers are based on internal calculations of the average resource savings per dollar spent at PLNT Burger according to the most recent life-cycle analysis conducted, and our impact forecast, based on Beyond Meat's 2022 ESG Report and Updated LCA Study.


ON AVERAGE, EACH PLNT BURGER ORDER SAVES...
14.4 KG OF CO2
About as much as a car produces driving for 4 hours.
126 GALLONS OF WATER
About as much as 10 five minute showers.
7.63 SQ. METERS OF LAND
Enough land to plant 300 potatoes or 1,200 carrots.
The above trackers are based on internal calculations of the average resource savings per dollar spent at PLNT Burger according to the most recent life-cycle analysis conducted, and our impact forecast, based on Beyond Meat's 2022 ESG Report and Updated LCA Study.

[4]*Based on comparative analysis of plant-based vs. traditional beef production [SOURCE]*

[5]*The above trackers are based on internal calculations of the average resource savings per dollar spent at PLNT Burger according to the most recent life-cycle analysis conducted, and our impact forecast, based on Beyond Meat's 2022 ESG Report and Updated LCA Study.*

THE MARKET

A Growing Appetite for Change

The plant-based food market is growing, driven by increasingly health and environmentally conscious consumers. Nearly 50% of U.S. restaurants now offer plant-based options, representing a 62% increase since 2012 [Source].


According to a recent study by Ernst & Young, global plant-based meat sales are projected to soar from $16.5 billion in 2021 to $139.4 billion by 2035.
This represents a compound annual growth rate (CAGR) of 16.5%.

We're attempting to tap into this market with a strong community of brand ambassadors

Our app, loyalty program, and social media presence work together to drive sales, foster customer loyalty, and spread awareness far beyond our physical locations.


Engaging content keeps fans connected, even in areas without a PLNT Burger... yet!
1.3+ million website views
48.3K+ followers across platforms
Community relationships driving online/offline engagement

OUR TRACTION

We're Ahead of the (Fast Food) Curve


PLNT BURGER
EAT THE CHANGE YOU WISH TO SEE IN THE WORLD
ORDER
WHOLE FOODS MARKET

Our strategic relationship with Whole Foods Market is central to our story, allowing us to build compact PLNT Burger kiosks inside their stores. We believe this strategy has enabled us to scale our concept faster than traditional restaurant models, potentially positioning PLNT Burger for added growth.


PROFITS WITH PURPOSE
13 locations across 6 states
Over $11.2 million in sales (2023)
All operating locations profitable year-to-date in 2024*
100% growth in catering sales from 2022 to 2023
Opened 3 brick-and-mortar locations in NYC since 2022
3 more anticipated locations coming soon
2024 financial figures were calculated internally, were not part of the review period for the financial statements prepared in conjunction with this offering, and are subject to change. These figures do not account for all company-wide expenses.

WHY INVEST

Our Expansion Vision

We're on a mission to revolutionize fast food, and we believe that your investment will help us accelerate our expansion and impact. Here's how we plan to use the funds raised.


NEW LOCATIONS
BROOKLINE, MA OPENING 2024 | CHERRY HILL, NJ OPENING 2025
PLNT BURGER
WHOLE FOODS

2024-2025 Anticipated Strategic Expansion

Brick-and-Mortar Growth

- Complete our new, flagship brick-and-mortar location in Coolidge Corner, Brookline, MA (Opening 2024)
- Lay the groundwork for future brick-and-mortar locations in key markets where we already have a strong presence

Whole Foods Market Relationship

- Launch a new Whole Foods kiosk in Cherry Hill, NJ (Planned for 2025)
- Explore opportunities to bring PLNT Burger to more communities via additional Whole Foods kiosk locations


PLNT BURGER
PLNT BURGER
PLNT BURGER
PLNT BURGER

Join us in making plant-based fast food accessible, delicious, and mainstream across America!

Together, we can eat the change we wish to see in the world—and build a more sustainable future for all. Invest now!

Explore More Investment Opportunities in Food & Beverage on StartEngine!

Looking for more investment options in the Food & Beverage space? Click **here** to view all available offerings on StartEngine and get involved today.

ABOUT

HEADQUARTERS
4827 Bethesda Ave
Bethesda, MD 20814

WEBSITE
View Site

PLNT Burger is working to transform the $772 billion fast food industry with our growing chain of 13 locations, including innovative Whole Foods Market kiosks. Having achieved over $11.2 million in sales in 2023, with all operating locations profitable year-to-date in 2024 through September*, we believe we're proving that delicious, sustainable fast food is possible.

TERMS

PLNT Burger by PLNT Management Inc.

Overview

PRICE PER SHARE
$27.18

VALUATION
$23.2M

DEADLINE
Mar. 11, 2025 at 6:59 AM UTC

FUNDING GOAL
$20K - $1.23M

Breakdown

MIN INVESTMENT
$299.20

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,977.66

SHARES OFFERED
Non-Voting Common Stock

MIN NUMBER OF SHARES OFFERED
735

MAX NUMBER OF SHARES OFFERED
45,437

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$11,858,155	$8,285,464
Cash & Cash Equivalents	$105,840	$279,703
Accounts Receivable	$71,496	$1,121,605
Short-Term Debt	$3,048,308	$1,939,202
Long-Term Debt	$8,108,853	$5,080,794
Revenue & Sales	$11,244,622	$8,561,724
Costs of Goods Sold	$2,914,110	$2,592,748
Taxes Paid	$0	$0
Net Income	-$2,874,479	-$3,213,428

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Loyalty Bonus

Bonus Shares: 25%

Description: "As a loyal PLNT Burger supporter, you're eligible for additional bonus shares."

Eligible for: previous investors, loyal customers, friends, and family.

Time-Based Perks | Early Bird (first 2 weeks)

Early Bird 1: Invest $1,000+ | 10% bonus shares

Early Bird 2: Invest $5,000+ | 15% bonus shares

Early Bird 3: Invest $10,000+ | 20% bonus shares

Early Bird 4: Invest $25,000+ | 25% bonus shares

Early Bird 5: Invest $50,000+ | 30% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,500+ between day 35-40 | 10% bonus shares

Flash Perk 2: Invest $2,500+ between day 60-65 | 10% bonus shares

Amount-Based Perks

Tier 1: Invest $500+ | 5% bonus shares

Tier 2: Invest $1,000+ | 7% bonus shares

Tier 3: Invest $5,000+ | 10% bonus shares

Tier 4: Invest $10,000+ | 12% bonus shares

Tier 5: Invest $25,000+ | 15% bonus shares

Tier 6: Invest $50,000+ | 20% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

PLNT Management Inc. will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $27.20 per share, you will receive 110 shares of Non-Voting Common Stock, meaning you'll own 110 shares for $2,720. Fractional shares will not be distributed, and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and Loyalty bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments.

NEW UPDATES

03.04.25

PLNT Burger Investor Webinar Recap!


FULL REPLAY NOW LIVE
FROM $11.2M TO MARKET DOMINATION
INSIDE PLNT BURGER'S GROWTH & EXPANSION STRATEGY

Missed our latest investor webinar? We've got you covered! On February 20th, the PLNT Burger team hosted an exciting deep dive into our journey, expansion strategy, and why we're positioned to lead the booming plant-based fast food sector. With demand for plant-based options skyrocketing, there's never been a better time to be part of this industry shift. Here's what you need to know!

The webinar opened with CEO Chris Treloar introducing our leadership team: Seth Goldman, Spike Mendelsohn, Brian Dworkin, Megan Horn, and Jonah Goldman. Together, they shared PLNT Burger's vision to transform fast food through delicious, sustainable, plant-based options.

Seth Goldman shared the brand's origins—how a chance encounter with Spike Mendelsohn and a Beyond Burger led to the creation of PLNT Burger. Their Whole Foods Market partnership has been a success, allowing for rapid, capital-efficient expansion while proving the demand for plant-based fast food.

Chris Treloar highlighted the company's strategic shift, focusing on Whole Foods locations to optimize costs and profitability. He detailed how their smart expansion plan enables them to grow sustainably while maintaining a strong financial foundation.

The live Q&A session was packed with insightful questions from investors, covering everything from future locations to innovation in plant-based food. Here are some key takeaways:

1. Expansion Beyond Whole Foods? Yes! While Whole Foods is a crucial growth partner, the team is actively exploring new opportunities, including 13 standalone brick-and-mortar locations and potential international markets.

2. What Sets PLNT Burger Apart? Spike Mendelsohn emphasized that PLNT Burger isn't just another plant-based brand—it's a chef-driven experience that prioritizes taste, texture, and indulgence. The brand partners with top-tier plant-based suppliers and constantly innovates to bring new, crave-worthy items to the menu.

3. Why Now is the Time to Invest? Seth Goldman pointed out that the plant-based industry has hit its "hype cycle," meaning only the strongest brands will emerge and thrive. PLNT Burger's strategic positioning, profitability milestones, and strong brand following set them up for long-term success.

4. Will PLNT Burger Franchise in the Future? Franchising is definitely on the radar! The team is focused on perfecting operations before expanding via franchise partnerships, ensuring long-term brand consistency and success. We've already achieved $11.2M+ in revenue sales (2023).

This was an incredible opportunity to hear directly from the team and understand why PLNT Burger is poised for major growth. If you missed the live event, you can still catch the full webinar replay!

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Warmly,

Christopher Treloar

ALL UPDATES

02.19.25

Last Chance to Register! Join Us Live Tomorrow.


INVESTOR WEBINAR FEBRUARY 20TH AT 10AM PST
FINAL 24
HOURS LEFT

Tomorrow at 10 AM PST, hear directly from Seth Goldman and the PLNT Burger team as we break down why plant-based fast food is the future—and how you can own a piece of our business before it takes off! **Secure your virtual seat**.

Discover our investor perks before the big day:

✔ $500+ | 5% bonus shares.

✔ $1,000+ | 7% bonus shares.

✔ $5,000+ | 10% bonus shares.

✔ $10,000+ | 12% bonus shares.

✔ $25,000+ | 15% bonus shares.

✔ $50,000+ | 20% bonus shares.

Seats are limited. Register now and be part of the next era of fast food!

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Warmly,

Christopher Treloar

02.13.25

Webinar Reminder: 1 Week to Register!


PLNT BURGER
PLNT BURGER
FINAL WEEK TO REGISTER
DIVE INTO HOW WE'VE REACHED
$11.2M IN PROFITABLE SALES!
LIVE INVESTOR WEBINAR
FEBRUARY 20TH AT 10AM PST

Join us on **February 20th** at **10 AM PST** for an exclusive look into how PLNT Burger is disrupting the $772B fast-food industry. **Register Now.**

This is your chance to gain insights directly from the visionaries scaling plant-based success! Co-founder Seth Goldman (Honest Tea, Beyond Meat pioneer) as well as the rest of the PLNT Burger team, will share how we've built 13 profitable locations with $11.2M in revenue.

Get insider access to:

- Live Q&A with the leadership team.
- Presentation of PLNT Burger pitch deck.
- How we're scaling from Whole Foods kiosks + our vision for nationwide expansion.

Limited spots are available. Don't miss this opportunity to learn how we're building the next fast-food giant!

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Warmly,

Christopher Treloar

02.08.25

Save The Date: Live Investor Webinar!



LIVE INVESTOR WEBINAR
FEBRUARY 20TH AT 10AM PST
FROM $11.2M TO MARKET DOMINATION
LEARN ABOUT OUR GROWTH & EXPANSION STRATEGY

Ready to get in on the ground floor? On **February 20th** at **10:00 AM PST**, join us for an exclusive investor webinar! With 13 profitable locations, $11.2M+ in revenue, and 100% catering growth in 2023, we believe the next fast-food giant won't serve meat.

PLNT Burger is proving that plant-based fast food can scale. The $772B fast food industry is ripe for disruption- we're offering you the chance to get in early and own a piece on StartEngine! **Register Now.**

In 60 minutes, discover:

- Presentation of PLNT Burger pitch deck.
- Our growth plans & expansion strategy:
    - Complete our new flagship brick-and-mortar location in Coolidge Corner, Brookline, MA (Opening 2024).
    - Lay the groundwork for future brick-and-mortar locations in key markets where we already have a strong presence.
    - Launch a new Whole Foods kiosk in Cherry Hill, NJ (Planned for 2025).
    - Explore opportunities to bring PLNT Burger to more communities via additional Whole Foods kiosk locations.

Why This Matters: As we expand, you'll be part of a growing brand that's gaining recognition, increasing distribution, and shaking up the fast-food industry.

Limited spots are available. Don't miss your chance to connect directly with our team!

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

02.05.25

PLNT Burger Hits 35K on IG!


plntburger
PLNT Burger
1,516 posts
35K followers
2,096 following
Burger Restaurant
Bringing Joy to people and planet 🍔💚🌎
📍 NYC, DC, MD, VA, PA, and MA
linktr.ee/plntburger and 1 more
plntburger

This week, we reached a great milestone on our social media! We just surpassed 35,000 followers on our Instagram, and are thrilled to continue growing our community with authentic, entertaining, and of course, delicious content every day.

We saw a great response to the announcement of our newest menu innovation, our "Actually Boneless WiNGS" made in partnership with premier plant-based chik'n maker, Tindle Foods. These WiNGS will take flight on superbowl sunday, and we can't wait!

Follow along @plntburger on IG, X, Tiktok and FB for more great content and to see the awesome user generated content that our customers and fans are sharing!

Cheers to a Greener Future,
PLNT Burger Management

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

01.20.25

PLNT Grows in Coolidge Corner

After opening in December amidst freezing rain and a flash flood, we've been focused on bringing joy and nourishing the community of Coolidge Corner every day! It is truly an honor to share the gift of planet friendly deliciousness with the vibrant community. As was noted in the local paper Brookline Hub, we are dedicated to not only delighting and nourishing, but also to meaningfully supporting the community.

"They're putting their money where their mouth is when it comes to building community. A portion of all sales from Monday, December 16, and Tuesday, December 17, went towards BAGLY, a local nonprofit."

We were also thrilled to be recognized by Boston Magazine in their roundup of "Where to Eat In Greater Boston for January 2025" They Said it perfectly:

"Lots of meat in this month's roundup, but there's none at PLNT Burger in Coolidge Corner, Greater Boston's first standalone version of the vegan fast-food chain cofounded by celebrity chef Spike Mendelsohn. (Two other local outposts are inside Whole Foods markets.) Burgers, fries, and meatless takes on crispy chicken and fish sandwiches abound."

With a successful opening behind us, we're now focused on growing our community of customers and investors! Send a friend to visit any of our existing locations, and if there is not one near you, that's all the more reason to invest in our crowdfunding campaign, where you can directly contribute to the growth of our company and increase access to delicious, planet friendly comfort food.

Cheers to a greener future!

--PLNT Burger leadership team

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

01.17.25

Chef Spike on Fox 5!

Last Friday, PLNT Burger Co-founders Spike Mendelsohn and Seth Goldman appeared on Fox 5 news for the Lion Lunch Hour! Chef Spike shared recipes for our new Hot Dogs as well as our new Chik'N sandwich recipes! This segment was a ton of fun with lots of great energy from the Fox 5 team! Take a look at the segment with Spike and Seth and be sure to check out our favorite parts where our StartEngine campaign is mentioned at 24 minutes and 43 minutes.

Stay tuned for a webinar date for all interested investors coming soon!

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

12.20.24

An exciting start!

We're thrilled to be democratizing ownership in PLNT Burger on StartEngine and are off to an exciting start!

Check out some awesome recent press covering our campaign launch in the Washington Business Journal and Source of the Spring!

Thanks to the early investors, we received the "Most Momentum" badge for being in the top 15 in amount raised in the last 72 hours! We are deeply thankful to everyone who invested so far! We're hoping to keep the momentum going, and there's never been a better time to invest in the Future of Fast Food!

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Venture Club
Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$500
Tier 1:
Invest $500+ | 5% bonus shares

$1,000
Tier 2:
Invest $1,000+ | 7% bonus shares

Select

Select

$5,000

Tier 3:

Invest $5,000+ | 10% bonus shares

Select

$10,000

Tier 4:

Invest $10,000+ | 12% bonus shares

Select

$25,000

Tier 5:

Invest $25,000+ | 15% bonus shares

Select

$50,000

Tier 6:

Invest $50,000+ | 20% bonus shares

Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

Hunter Peress
20 hours ago

What initiatives are you exploring to achieve economies of scale to bring down costs?
Show less

0 0

Adegbenga Talabi
8 days ago

Are you guys related to honey bee foods?
Show less

0 0

Derrick Foster
2 months ago

Even tho the name is Plnt Burger, will Plnt chicken or Plnt Fish be added? Second question: Is the cheese and shake dairy?
Show less

1 0

Derrick Foster
a month ago

nevermind sorry i have done my research
Show less

0

Chris Treloar
PLNT Burger by PLNT Management Inc. • 3 months ago

We are so happy to share a wonderful piece of local coverage on our previous raise and our new crowdfunding campaign on StartEngine! Check it out here: https://www.sourceofthespring.com/montgomery-county-news/2837530/plnt-burger-envisions-a-bigger-future-with-new-investments-and-customer-backing/
Show less

0 0

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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have “cleared” by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of “closes” or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

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1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

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StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

00:00:00:02 - 00:00:21:24

Unknown

At plant burger. We're serving up juicy burgers, crispy fries and creamy shakes that are always delicious, nutritious and nothing suspicious. We're confident that our harvest plant based menu is the future of fast food. But just to be sure, we brought in a consultant from the future.

00:00:21:27 - 00:00:46:05

Unknown

Greetings 2024 Plant Burger Team. Excited to help. Based on my knowledge of the future, Plant Burger needs one thing to be massive-scale. You need to scale. Well, we already have 13 locations across the East Coast, with more coming soon. And last year we hit 11.2 million in sales. Really, our food choices arguably have the biggest impact on the planet's health.

00:00:46:08 - 00:01:12:00

Unknown

Not to mention our own. The fast food industry is worth a whopping $772 billion. With Chef Spike's culinary vision, we've crafted a menu that requires 97% less land, 97% less water, generates 90% fewer greenhouse gas emissions compared to beef. It's food that everyone can enjoy, regardless of dietary restriction. And by 2035, the plant based meat industry is projected to hit sales of $139 billion.

00:01:12:01 - 00:01:30:27

Unknown

We believe we have all the pieces in place to lead the charge. Yeah, but with all the growth in a plant based market, a little more savvy and profitable operators will survive. Exactly. All our operating locations have been profitable in 2024. We believe our strategic relationship with Whole Foods Market allows us to open new spots faster and cheaper than traditional restaurants.

00:01:30:28 - 00:02:03:00

Unknown

I think that's really smart. But what about turnover? It can ruin even the best of businesses. We've maintained a 47% turnover rate, which is 30% lower than the industry average. People love working with us as much as they love our food. Today, we have served over 2 million customers and our app has been downloaded over 120,000 times.

Unknown

The founding team. You got to fill it with all stars. Yes. That's what's helped fuel our success so far. We've helped build socially conscious brands like honesty, justice T and help build forward thinking companies like Beyond Meat. And we've leveraged a celebrity chef, aka moi. Yours truly. A force to be reckoned with in and out of the kitchen.

00:02:25:29 - 00:02:52:19

Unknown

I got it. You should let your customers and fans invest. That's the point of this video. We invite you to join us as we build on planned burger success and further expand across the country. Invest in a future where fast food is finally delicious, sustainable, and equitable. Invest in Plant Burger today. Well, my work here is done.

00:02:52:22 - 00:03:02:27

Unknown

I accept cash at Venmo or Equity and you start engine campaign.

00:03:03:00 - 00:03:08:12

Unknown

Invest now at start engine.com/plntburger.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CERTIFICATE OF DESIGNATION OF
SERIES A PREFERRED STOCK, SETTING FORTH THE POWERS,
PREFERENCES, RIGHTS, QUALIFICATIONS, LIMITATIONS AND
RESTRICTIONS OF SUCH SERIES OF PREFERRED STOCK

Pursuant to Section 151 of the Delaware General Corporation Law, PLNT Management, Inc., a Delaware corporation (the "Corporation"), DOES HEREBY CERTIFY:

The Certificate of Incorporation, as amended, of the Corporation (the "Charter") confers upon the Board of Directors of the Corporation (the "Board of Directors") the authority to provide for the issuance of shares of preferred stock in series and to establish the number of shares to be included in each such series and to fix the powers, designations, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. Effective October 31, 2024, the Board of Directors duly adopted the following resolution creating a series of preferred stock designated as the Series A Preferred Stock, comprised initially of 500,000 shares and such resolution has not been modified and is in full force and effect on the date hereof:

RESOLVED, that pursuant to the authority vested in the Board of Directors of the Corporation in accordance with the provisions of its Certificate of Incorporation, as amended, a series of voting Preferred Stock of the Corporation be and it is hereby created, and that the designation and amount thereof and the powers, preferences and relative, participating, optional and other special rights of the shares of such series, and the qualifications, limitations or restrictions thereof are as follows:

Series A Preferred Stock.

1. Designation. There shall be a series of Preferred Stock designated as Series A Preferred Stock (the "Series A Preferred Stock"). The number of shares initially constituting the Series A Preferred Stock shall be Five Hundred Thousand (500,000), which number may be increased or decreased by the Board of Directors without a vote of shareholders; provided, however, that such number may not be increased above the number of shares of Preferred Stock authorized by the Corporation's Certificate of Incorporation, as amended, or decreased below the number of then-outstanding shares of Series A Preferred Stock.

2. Voting Rights. Except as otherwise provided by law, each holder of issued and outstanding Series A Preferred Stock shall be entitled to vote on each matter on which the shareholders of the Corporation are entitled to vote. Each share of Series A Preferred Stock shall have the number of votes equal to the number of shares of Voting Common Stock into which such share is convertible under Section 5 hereof on the applicable record date for the meeting at which a vote is taken or as of the date on which any written consent of shareholders is being solicited, and such number of shares of Voting Common Stock shall be included in determining the number of shares voting or entitled to vote on any such matter. Except as otherwise required by law and except for any matter on which holders of Series A Preferred Stock have the right to vote separately as a class either hereunder or under applicable law, holders of Series A Preferred Stock shall vote together as a single class with holders of Voting Common Stock.

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:40 PM 02/18/2025
FILED 03:40 PM 02/18/2025
SR 20250590911 - File Number 7443543

3. Dividends. No dividend may be declared or paid or set aside for payment to, or other distribution made upon, the Common Stock (Voting or Non-Voting) or on any other stock of the Corporation ranking junior to or on parity with the Series A Preferred Stock as to dividends unless the same dividends are declared and paid (or declared and a sum sufficient for the payment thereof set apart for such payment) with respect to the Series A Preferred Stock. The amount of such dividends payable to the holders of the Series A Preferred Stock shall equal the amount that would be payable with respect to such Series A Preferred Stock had it been converted into Voting Common Stock in accordance with the terms and provisions of Section 5 hereof as of the date of such dividend.

4. Liquidation. In the event of any liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary, holders of each share of Series A Preferred Stock shall be entitled to be paid out of the assets of the Corporation available for distribution to holders of the Corporation's capital stock an amount per share equal to Seventeen Dollars and Seventy-Five Cents ($17.75) (the "Preference Amount"). The Preference Amount shall be paid to the holders of the Series A Preferred Stock with respect to such liquidation, dissolution, or winding up before any sums shall be paid or any assets distributed to the holders of shares of Common Stock (Voting or Non-Voting) or to the holders of any other stock of the Corporation ranking junior to the Series A Preferred Stock as to liquidation preferences, but after the payment of liquidation amounts to the holders of any other stock of the Corporation ranking senior to the Series A Preferred Stock as to liquidation preferences. If the assets of the Corporation shall be insufficient to permit the payment in full of the Preference Amount to the holders of the Series A Preferred Stock, then the entire assets of the Corporation available for such distribution shall be distributed ratably among the holders of the Series A Preferred Stock and the holders of any other class of stock of the Corporation ranking on a parity with the Senior A Preferred Stock as to liquidation preferences. After the Preference Amount shall have been paid in full to the holders of the Series A Preferred Stock (or funds necessary for such payment shall have been set aside by the Corporation in trust for the account of holders of the Series A Preferred Stock so as to be available for such payment), the holders of the Series A Preferred Stock shall not be entitled to participate in any further distributions by the Corporation and shall have no further rights or claims to any of the assets of the Corporation. Whenever the Preference Amount shall be paid in property other than cash, the value of such distribution shall be the fair value thereof determined in good faith by the Board of Directors of the Corporation.

In case the outstanding shares of Series A Preferred Stock shall be subdivided into a greater number of shares of Series A Preferred Stock or, conversely, in case outstanding shares of Series A Preferred Stock shall be combined into a smaller number of shares of Series A Preferred Stock, the Preference Amount in effect immediately prior to each such subdivision or combination shall be adjusted simultaneously with the effectiveness of such subdivision or combination in such a manner so as to equate the amount to be paid to the holders of the subdivided or combined shares of Series A Preferred Stock upon liquidation with the amount that would have been paid to the holders of Series A Preferred Stock upon liquidation absent the subdivision or combination.

5. Conversion of Series A Preferred Stock.

(a) Right to Convert and Conversion Ratio; Anti-Dilution. At any time and from time to time, any holder of Series A Preferred Stock may convert all or any portion of the Series A Preferred Stock held by such holder into fully paid and nonassessable shares of Voting Common Stock. The conversion of Series A Preferred Stock shall be automatic upon completion of a Public Offering or the approval by the shareholders of the Corporation of a Qualified Sale (as defined hereinafter). As used herein, a "Public Offering" shall be defined as an underwritten public offering of the Corporation's equity securities pursuant to an effective registration statement filed with the United States Securities and Exchange Commission. As used herein, a "Qualified Sale" shall be defined as a sale (whether in the form of a merger, consolidation or sale of substantially all assets) of the Corporation in which the holders of shares of Series A Preferred Stock would receive at least Seventeen Dollars and Seventy-Five Cents ($17.75) for each share of Series A Preferred Stock or for that number of shares of Voting Common Stock into which each share of Series A Preferred Stock is convertible, as the case may be. The conversion of any shares of Series A Preferred Stock shall be conditioned upon the completion of the Public Offering or Qualified Sale, in which case such conversion shall not be effective until the consummation of the Public Offering or Qualified Sale. Each share of Series A Preferred Stock shall be converted (the "Conversion") into one (1) share of Voting Common Stock (the "Conversion Ratio"). Upon the happening of an Extraordinary Capital Stock Event (as hereinafter defined), the Conversion Ratio, simultaneously with the happening of such Extraordinary Capital Stock Event, shall be appropriately adjusted such that the proportionate interest of the holders of the Series A Preferred Stock in the Voting Common Stock upon Conversion shall be maintained. The Conversion Ratio, as so adjusted, shall be readjusted upon the happening of any successive Extraordinary Capital Stock Event(s). "Extraordinary Capital Stock Event" shall mean (x) the issuance of additional shares of the capital stock of the Corporation ("Capital Stock"), or other securities convertible into shares of Capital Stock, as a dividend or other distribution on all outstanding shares of Capital Stock, (y) a stock split or subdivision of outstanding shares of Capital Stock into a greater number of shares of Capital Stock, or (z) a reverse stock split or combination of outstanding shares of Capital Stock into a smaller number of shares of Capital Stock. If the Conversion Ratio is adjusted, the Corporation shall file at its principal executive offices and shall mail within thirty (30) days after the date upon which such adjustment shall be made, by registered or certified mail to each registered holder of shares of Series A Preferred Stock, a statement signed by a responsible financial officer of the Corporation specifying the adjusted Conversion Ratio and setting forth in reasonable detail the method of calculation of such adjustment and the facts requiring the adjustment and upon which the calculation is based.

(b) Procedure for Conversion. The certificate(s) for shares of Series A Preferred Stock surrendered for Conversion shall be accompanied by proper assignment thereof to the Corporation or in blank. As promptly as practicable after delivery of the shares to the Corporation, the Corporation shall issue and deliver to the holder of the shares of Series A Preferred Stock being converted, or on its written order, such certificate(s) or written confirmation(s) of the recording in book form of shareholdings for the number of whole shares of Voting Common Stock issuable upon the Conversion of such shares of Series A Preferred Stock in accordance with the provisions of this Section 5(b), and cash, as provided in Section 5(c) herein, in respect of any fraction of a share of Voting Common Stock issuable upon such Conversion.

Such Conversion shall be deemed to have been effected immediately prior to the close of business on the date of the Conversion (the "Conversion Date"), and at such time the rights of the holder as holder of the converted shares of Series A Preferred Stock shall cease and the person(s) in whose name(s) any certificate(s) or book form account(s) for shares of Voting Common Stock shall be issuable upon such Conversion shall be deemed to have become the holder(s) of record of the shares of Voting Common Stock represented thereby.

(c) Cash in Lieu of Fractional Shares. No fractional shares of Voting Common Stock shall be issued upon the Conversion of shares of Series A Preferred Stock. Instead of any fractional shares of Voting Common Stock that otherwise would be issuable upon Conversion of Series A Preferred Stock, the Corporation shall pay to the holder of the shares of Series A Preferred Stock that were converted a cash adjustment in respect of such fractional shares in an amount equal to the same fraction of the fair market value price per share of the Voting Common Stock (as determined in a reasonable manner prescribed by the Board of Directors) at the close of business on the Conversion Date. The determination as to whether any fractional shares are issuable shall be based upon the total number of shares of Series A Preferred Stock being converted at any one time by any holder thereof, not upon each share of Series A Preferred Stock being converted.

(d) Reservation of Voting Common Stock. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Voting Common Stock, solely for the purpose of effecting the Conversion of the shares of the Series A Preferred Stock, such number of its shares of Voting Common Stock as from time to time shall be sufficient to effect the Conversion of all outstanding shares of the Series A Preferred Stock, and if at any time the number of authorized but unissued shares of Voting Common Stock shall not be sufficient to effect the Conversion of all then outstanding shares of the Series A Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Voting Common Stock to such number of shares as shall be sufficient for such purpose.

(e) No Charge for Conversion. The issuance of certificate(s) or written confirmation(s) of the recording in book form of shareholdings for shares of Voting Common Stock upon the Conversion of any shares of the Series A Preferred Stock shall be made without charge to the converting holder for such certificates or for any tax in respect of the issuance of such certificate(s) or written confirmation(s), and such certificate(s) or written confirmation(s) shall be issued in the name of, or in such names as may be directed by, the holder of the Series A Preferred Stock; provided, however, that the Corporation shall not be required to pay any taxes or other governmental charges which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate or written confirmation in a name other than that of the holder of the Series A Preferred Stock, and the Corporation shall not be required to issue or deliver such certificate(s) or written confirmation(s) unless or until the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or other governmental charge or shall have established to the reasonable satisfaction of the Corporation that such tax or other governmental charge has been paid or provided for. The Corporation may also require, as a condition to the issuance and delivery of any such certificate or written confirmation, an opinion of counsel acceptable to the Corporation to the effect that the proposed transfer does not require registration under federal or any state securities law.

(f) Notices of Record Date. In the event of any:

(i) taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or any right to subscribe for, purchase, or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right;

(ii) capital reorganization of the Corporation, any reclassification or recapitalization of the capital stock of the Corporation, a merger, or a sale; or

(iii) voluntary or involuntary dissolution, liquidation, or winding up the Corporation; then and in each such event the Corporation shall mail or cause to be mailed to each holder of Series A Preferred Stock a notice specifying (i) the record date for such dividend, distribution, or right and a description of such dividend, distribution, or right, (ii) the date on which any such reorganization, reclassification, recapitalization, merger, or sale is expected to become effective, and (iii) the time, if any, that is to be fixed, as to when the holders of record of Common Stock (Voting or Non-Voting) (or other securities) shall be entitled to exchange their shares of Common Stock (Voting or Non-Voting) (or other securities) for securities or other property deliverable upon such reorganization, reclassification, recapitalization, merger, sale, dissolution, liquidation, or winding up. Such notice shall be mailed at least ten (10) days prior to the date specified in such notice on which such action is to be taken.

(g) Dividend Payment Upon Conversion. At the date of any Conversion, the Corporation shall pay to the holder of record of any Series A Preferred Stock surrendered for or subject to Conversion any cumulated but unpaid dividends on the shares so converted. This payment shall be made by the Corporation in cash or in marketable securities of the Corporation or another issuer having a fair market value on the date of payment in an amount equal to the cumulated dividend so paid. For purposes hereof, "marketable securities" shall mean equity securities of an issuer which have been registered under the Securities Exchange Act of 1934, as amended, and which are listed on a national securities exchange or included in an interdealer quotation system which reports last sale information.

(h) No Reissuance of Series A Preferred Stock. Any Series A Preferred Stock acquired by the Corporation by reason of Conversion or otherwise shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon cancellation become authorized but unissued shares of Preferred Stock, without designation as to series, and may be reissued as part of any series of Preferred Stock created by designation of the Board of Directors, subject to the conditions and restrictions on issuance set forth in the Certificate of Incorporation, as amended or in such Preferred Stock Designation.

This Certificate of Designation does not provide for an exchange, reclassification or cancellation of any issued shares.

No stockholder action was required.

IN WITNESS WHEREOF, PLNT Management, Inc. has caused this Certificate of Designation to be duly executed in its corporate name on the 1st day of November, 2024.

PLNT Management, Inc.

Name: Seth Goldman
Title: Authorized Officer

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

PLNT MANAGEMENT, INC. (the "Corporation"), a corporation duly organized and existing under and by virtue of the General Corporation Law of the State of Delaware (DGCL), does hereby certify:

FIRST: That at a meeting of the Board of Directors of PLNT MANAGEMENT, INC. a resolution was duly adopted setting forth a proposed amendment of the Certificate of Incorporation of the Corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of the Corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this Corporation be amended by changing the Article thereof numbered "FOURTH" so that, as amended, said Article shall be and read as follows:

FOURTH:

The total number of shares of all classes of stock which the Corporation shall have authority to issue is 11,000,000 shares, consisting of (i) 5,000,000 shares of voting common stock, $0.00001 par value per share ("Voting Common Stock"), (ii) 5,000,000 shares of non-voting common stock, $0.00001 par value per share ("Non-Voting Common Stock"), and (iii) 1,000,000 shares of preferred stock, $0.00001 par value per share ("Preferred Stock"), undesignated as to series and issuable in accordance with the provisions of this Article FOURTH and the DGCL.

Voting Common Stock

Subject to the voting rights of the shares of any series of Preferred Stock or as otherwise required by law, the shares of Voting Common Stock shall have the exclusive right to vote for the election of directors and on all other matters in which shareholders are generally entitled to vote. Each share of Common Voting Stock issued and outstanding shall have one vote per share on matters on which holders of Voting Common Stock are entitled to vote.

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:25 PM 09/30/2024
FILED 01:25 PM 09/30/2024
SR 20243819978 - File Number 7443543

Non-Voting Common Stock

Except with respect to voting rights and as otherwise specifically provided in this Certificate of Incorporation or the DGCL, the shares of Non-Voting Common Stock shall have the same preferences, limitations, and relative rights as, and shall be identical in all respects to, the shares of Voting Common Stock. Except as required by this Certificate of Incorporation or the DGCL, shares of Non-Voting Common Stock shall not have the right to vote on any matter submitted to a vote at a meeting of shareholders of the Corporation.

Preferred Stock

The shares of Preferred Stock may be issued from time to time in one or more series thereof, the shares of each series to have such voting powers, full or limited, or no voting powers, and such designations, powers, preferences, and relative, participating, optional or other special rights, and qualifications, limitations, or restrictions thereof, as are stated and expressed herein or in the resolution or resolutions providing for the issue of such series adopted by the Board of Directors as hereinafter provided (a "Preferred Stock Designation"), without any action or vote by the Corporation's stockholders (except as otherwise provided in this Certificate (other than, for the avoidance of doubt, the provisos in any Preferred Stock Designation). Subject to the provisions of this Article FOURTH and the limitations prescribed by the DGCL, authority is hereby expressly granted to the Board of Directors, without any action or vote by the Corporation's stockholders (except as otherwise provided in this Certificate or in any Preferred Stock Designation), to provide for and designate, out of unissued shares of Preferred Stock that have not been designated as to series, one or more series of Preferred Stock and, with respect to each such series, to fix by resolution or resolutions providing for the issue of each series the powers (including voting powers, full or limited, if any) of the shares of such series and the designations, preferences, and relative, participating, optional, or other special rights, and qualifications, limitations, or restrictions thereof. The authority of the Board of Directors with respect to each series shall include, but not be limited to, the determination or fixing of the following:

(i) the maximum number of shares to constitute such series (which may subsequently be increased or decreased by resolutions of the Board of Directors unless otherwise provided in the resolution providing for the issue of such series), the distinctive designation thereof, and the stated value thereof if different than the par value thereof.

(ii) the dividend rate of such series, the conditions and dates upon which such dividends shall be payable, the relation that such dividends shall bear to the dividends payable on any other class or classes of stock or any other series of any class of stock of the Corporation, and whether such dividends shall be cumulative or noncumulative;

(iii) whether the shares of such series shall be subject to redemption, in whole or in part, and if made subject to such redemption, the times, prices, and other terms and conditions of such redemption, including whether or not such redemption may occur at the option of the Corporation or at the option of the holder or holders thereof or upon the happening of a specified event;

(iv) the terms and amount of any sinking fund established for the purchase or redemption of the shares of such series;

(v) whether or not the shares of such series shall be convertible into or exchangeable for shares of any other class or classes of stock of the Corporation or any other series of any class of stock of the Corporation, and, if provision is made for conversion or exchange, the times, prices, rates, adjustments, and other terms and conditions of such conversion or exchange;

(vi) the extent, if any, to which the holders of shares of such series shall be entitled to vote with respect to the election of directors or on any other matter, including, without limitation, the extent to which holders of shares of such series shall be entitled to more or less than one vote per share and the extent to which holders of shares of such series shall be entitled to vote for the election of one or more directors who shall serve for such term (which may be greater or less than the terms of any other directors or class of directors) and have such voting powers (which may be greater or less than the voting powers of any other directors or class of directors) as shall be provided in the resolution or resolutions providing for the issue of such series;

(vii) the restrictions, if any, on the issue or reissue of any additional Preferred Stock;

(viii) rights of the holders of shares of such series upon the dissolution of, or upon the subsequent distribution of assets of, the Corporation; and

(ix) the manner in which any facts ascertainable outside the resolution or resolutions providing for the issue of such series shall operate upon the voting powers, designations, preferences, rights, and qualifications, limitations, or restrictions of such series.

Except as otherwise expressly provided herein or in any Preferred Stock Designation, any shares of any series of Preferred Stock purchased, exchanged, converted or otherwise acquired by the Corporation, in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock, without designation as to series, and may be reissued as part of any series of Preferred Stock created by Preferred Stock Designation, subject to the conditions and restrictions on issuance set forth in this Certificate or in such Preferred Stock Designation.

The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereon, voting together as a single class and without any separate vote of the Preferred Stock or any series thereof, irrespective of the provisions of Section 242(b)(2) of the DGCL, except as otherwise provided in this Certificate or in any Preferred Stock Designation.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the DGCL at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed this 4th day of September, 2024.

By: ____________________
Name: Seth Goldman
Title: Authorized Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:29 PM 02/19/2020
FILED 02:29 PM 02/19/2020
SR 20201259890 - File Number 7443543

CERTIFICATE OF INCORPORATION
OF
PLNT MANAGEMENT, INC.

THIS IS TO CERTIFY THAT:

FIRST: The name of this corporation is PLNT Management, Inc. (hereinafter referred to as the "Corporation").

SECOND: The address of the registered office of the Corporation in the State of Delaware is c/o Registered Agent Solutions, Inc., 9 East Loockerman Street, Suite 311, Dover, in the county of Kent, Delaware 19901. The name and address of the registered agent for service of process on the Company in the State of Delaware is Registered Agent Solutions, Inc., 9 East Loockerman Street, Suite 311, Dover, in the county of Kent, Delaware 19901.

THIRD: The nature of the business of the Corporation or the purposes to be conducted by it are to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware (the "DGCL").

FOURTH:

Common Stock

The total number of shares of all classes of stock which the Corporation shall have authority to issue is 2,000,000 shares, consisting of (i) 1,000,000 shares of Common Stock, $0.00001 par value per share ("Common Stock"), and (ii) 1,000,000 shares of Preferred Stock, $0.00001 par value per share (the "Preferred Stock"), undesignated as to series and issuable in accordance with the provisions of this Article FOURTH and the DGCL.

Preferred Stock

The shares of Preferred Stock may be issued from time to time in one or more series thereof, the shares of each series to have such voting powers, full or limited, or no voting powers, and such designations, powers, preferences, and relative, participating, optional or other special rights, and qualifications, limitations, or restrictions thereof, as are stated and expressed herein or in the resolution or resolutions providing for the issue of such series adopted by the Board of Directors as hereinafter provided (a "Preferred Stock Designation"), without any action or vote by the Corporation's stockholders (except as otherwise provided in this Certificate (other than, for the avoidance of doubt, the provisos in any Preferred Stock Designation).

Subject to the provisions of this Article FOURTH and the limitations prescribed by the DGCL, authority is hereby expressly granted to the Board of Directors, without any action or vote by the Corporation's stockholders (except as otherwise provided in this Certificate or in any Preferred Stock Designation), to provide for and designate, out of unissued shares of Preferred Stock that have not been designated as to series, one or more series of Preferred Stock and, with respect to each such series, to fix by resolution or resolutions providing for the issue of each series the powers (including voting powers, full or limited, if any) of the shares of such series and the designations, preferences, and relative, participating, optional, or other special rights, and qualifications, limitations, or restrictions thereof. The authority of the Board of Directors with respect to each series shall include, but not be limited to, the determination or fixing of the following:

(i) the maximum number of shares to constitute such series (which may subsequently be increased or decreased by resolutions of the Board of Directors unless otherwise provided in the resolution providing for the issue of such series), the distinctive designation thereof, and the stated value thereof if different than the par value thereof.

(ii) the dividend rate of such series, the conditions and dates upon which such dividends shall be payable, the relation that such dividends shall bear to the dividends payable on any other class or classes of stock or any other series of any class of stock of the Corporation, and whether such dividends shall be cumulative or noncumulative;

(iii) whether the shares of such series shall be subject to redemption, in whole or in part, and if made subject to such redemption, the times, prices, and other terms and conditions of such redemption, including whether or not such redemption may occur at the option of the Corporation or at the option of the holder or holders thereof or upon the happening of a specified event;

(iv) the terms and amount of any sinking fund established for the purchase or redemption of the shares of such series;

(v) whether or not the shares of such series shall be convertible into or exchangeable for shares of any other class or classes of stock of the Corporation or any other series of any class of stock of the Corporation, and, if provision is made for conversion or exchange, the times, prices, rates, adjustments, and other terms and conditions of such conversion or exchange;

(vi) the extent, if any, to which the holders of shares of such series shall be entitled to vote with respect to the election of directors or on any other matter, including, without limitation, the extent to which holders of shares of such series shall be entitled to more or less than one vote per share and the extent to which holders of shares of such series shall be entitled to vote for the election of one or more directors who shall serve for such term (which may be greater or less than the terms of any other directors or class of directors) and have such voting powers (which may be greater or less than the voting powers of any other directors or class of directors) as shall be provided in the resolution or resolutions providing for the issue of such series;

(vii) the restrictions, if any, on the issue or reissue of any additional Preferred Stock;

(viii) rights of the holders of shares of such series upon the dissolution of, or upon the subsequent distribution of assets of, the Corporation; and

(ix) the manner in which any facts ascertainable outside the resolution or resolutions providing for the issue of such series shall operate upon the voting powers, designations, preferences, rights, and qualifications, limitations, or restrictions of such series.

Except as otherwise expressly provided herein or in any Preferred Stock Designation, any shares of any series of Preferred Stock purchased, exchanged, converted or otherwise acquired by the Corporation, in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock, without designation as to series, and may be reissued as part of any series of Preferred Stock created by Preferred Stock Designation, subject to the conditions and restrictions on issuance set forth in this Certificate or in such Preferred Stock Designation.

The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereon, voting together as a single class and without any separate vote of the Preferred Stock or any series thereof, irrespective of the provisions of Section 242(b)(2) of the DGCL, except as otherwise provided in this Certificate or in any Preferred Stock Designation.

FIFTH: The name and mailing address of the incorporator are as follows:

Benjamin Kaplan
4827 Bethesda Avenue
Bethesda, Maryland 20814

SIXTH: The number of directors of the Corporation shall be such number as from time to time shall be fixed by, or in the manner provided in, the Bylaws of the Corporation. None of the directors need be a stockholder or a resident of the State of Delaware.

SEVENTH: Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this Corporation under the provisions of section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under the provisions of Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

EIGHTH: Unless and to the extent the Bylaws of the Corporation shall so require, the directors of the Corporation need not be elected by written ballot.

NINTH: In furtherance and not in limitation of the rights, powers, privileges and discretionary authority granted or conferred by the DGCL or other statutes or laws of the State of Delaware, the Board of Directors is expressly authorized to make, amend, alter or repeal the Bylaws of the Corporation.

TENTH: No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that the foregoing clause shall not apply to any liability of a director (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If Delaware law is hereafter amended to further eliminate or limit the liability of directors, then the liability of a director of this Corporation shall be further eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Any repeal or modification of this paragraph shall be prospective only and shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

ELEVENTH: The Corporation shall indemnify each of the Corporation's directors and officers in each and every situation where, under Section 145 of the DGCL, as amended from time to time, the Corporation is permitted or empowered to make such indemnification. The Corporation may, in the sole discretion of the Board of Directors of the Corporation, indemnify any other person who may be indemnified pursuant to Section 145 of the DGCL to the extent the Board of Directors deems advisable, as permitted by Section 145 of the DGCL. The Corporation shall promptly make or cause to be made any determination required to be made pursuant to Section 145 of the DGCL. The foregoing rights of indemnification shall not be deemed exclusive of any other rights to which any director, officer, employee or agent may be entitled apart from the provisions of this Article.

TWELFTH: The Corporation shall have perpetual existence.

THIRTEENTH: At any time and from time to time any or all of the provisions of this Certificate of Incorporation may be amended, changed, repealed, supplemented or restated, and/or other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted in the manner at the time prescribed by said laws, and all rights and powers at any time conferred upon the shareholders, directors, officers, employees and agents of the Corporation by this Certificate of Incorporation are granted subject to the provisions of this Article.

Signature Appears on Following Page

IN WITNESS WHEREOF, the undersigned has signed this Certificate of Incorporation of PLNT Management, Inc. this 19th day of February, 2020.

Benjamin Kaplan, Incorporator

Signature Page to Certificate of Incorporation of PLNT Management, Inc.